SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

ELANDIA INTERNATIONAL INC.

(Name of the Issuer)

eLandia International Inc.

Amper, S.A.

(Names of Persons Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

28413U 20 4

(CUSIP Number of Class of Securities)

Diana P. Abril

General Counsel

eLandia International Inc.

8333 NW 53rd Street, Suite 400

Miami, Florida 33166, USA

Telephone: (305) 415-8830

Facsimile: (786) 413-1913

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

Copies to:

Seth P. Joseph Carlton Fields, P.A. 100 SE Second Street, Suite 4200 Miami, Florida 33131 Telephone: (305) 530-0050 Facsimile: (305) 530-0055	Jose Martos Amper, S.A. c/ Marconi, 3 Parque Tecnológico de Madrid 28760 Tres Cantos, Madrid Telephone: 34 91 724 3000 Facsimile: 34 91 806 1799

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$500,000	$57.30

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $500,000 in lieu of fractional shares immediately following a 1-for-10,000 reverse stock split to holders of fewer than 10,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.65 per pre-split share and approximately 725,069 pre-split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $573.00

Form or Registration No.: Schedule 14C Preliminary Information Statement

Filing Party: eLandia International Inc.

Date Filed: January 18, 2012

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT OR THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (i) eLandia International Inc., a Delaware corporation (the “Company”), and (ii) Amper, S.A. (“Amper”).

The purpose of this final amendment to the Schedule 13E-3 is to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to a written consent in lieu of a meeting of stockholders, dated March 20, 2012, Amper, the holder of 85% of the issued and outstanding common stock of the Company, approved a 1-for-10,000 reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split was effected pursuant to the filing of a certificate of amendment to our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on May 15, 2012.

Stockholders that held fewer than a total of 10,000 shares of common stock prior to the Reverse Stock Split are entitled to receive a cash payment of $0.65 per pre-split share. Stockholders that held at least one share of common stock after the Reverse Stock Split will continue as stockholders of the Company and are not entitled to receive any cash payment. Amper has proposed to enter into stock purchase agreements (“Exchange Agreements”) with continuing stockholders who are accredited investors pursuant to which Amper has agreed to furnish to such exchanging stockholders either, at Amper’s option (i) 0.1265 shares of Amper stock, or (ii) cash equal to the number of Amper shares referred to in the preceding item (i) multiplied by 3.68 euros, in exchange for each share of our common stock held by exchanging stockholders immediately prior to the Reverse Stock Split.

The Company expects to promptly file a Form 15 with the Securities and Exchange Commission terminating the registration of its common stock under the Exchange Act.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 16. Exhibits.

The exhibits filed with this Schedule 13E-3 are set forth on the exhibit index filed as a part of this Schedule 13E-3 immediately following the signatures to this Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this transaction statement is true, complete and correct.

Date: May 15, 2012	ELANDIA INTERNATIONAL INC.

	By:	/s/ DIANA P. ABRIL
Diana P. Abril
Secretary and General Counsel

Date: May 15, 2012	AMPER, S.A.

	By:	/s/ ALFREDO REDONDO
Alfredo Redondo
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)	Definitive Information Statement filed on Schedule 14C (File No. 000-51805) as filed with the Securities and Exchange Commission on March 26, 2012, is incorporated herein by reference.

(c)	The opinion of INTL Provident Group USA, dated March 20, 2012, attached as Annex A to the Information Statement filed on Schedule 14C (File No. 000-51805) as filed with the Securities and Exchange Commission on March 26, 2012, is incorporated herein by reference.

(d)	Form of Stock Purchase Agreement attached as Exhibit (d) to the Rule 13E-3 Transaction Statement filed on Schedule 13E-3 (File No. 005-82117) as filed with the Securities and Exchange Commission on March 26, 2012, is incorporated herein by reference.

(f)	Not applicable.

(g)	Not applicable.

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